UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b),(c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2

(Amendment No. __)*

FSP 303 East Wacker Drive Corp.

(Name of Issuer)

Preferred Stock, $0.01 par value per share

(Title of Class of Securities)

None

(CUSIP Number)

December 31, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)

☐  Rule 13d-1(c)

☒  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1. Names of Reporting Persons. Franklin Street Properties Corp.
2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐ (b) ☐
3. SEC Use Only
4. Citizenship or Place of Organization		Maryland
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power	965.75
	6. Shared Voting Power	-0-
	7. Sole Dispositive Power	965.75
	8. Shared Dispositive Power	-0-
9. Aggregate Amount Beneficially Owned by Each Reporting Person		965.75
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)		☐
11. Percent of Class Represented by Amount in Row (9)		43.7%
12. Type of Reporting Person (See Instructions)		CO

Page 2 of 5 pages

Item 1(a)	Name of Issuer:
FSP 303 East Wacker Drive Corp.
Item 1(b)	Address of Issuer’s Principal Executive Offices:
401 Edgewater Place, Suite 200
Wakefield , MA 01880-6210
Item 2(a)	Name of Person Filing:
Franklin Street Properties Corp. (“FSP”)
Item 2(b)	Address of Principal Business Office or, if None, Residence:
The address of the reporting person is:
401 Edgewater Place, Suite 200
Wakefield , MA 01880-6210
Item 2(c)	Citizenship:
Maryland corporation.
Item 2(d)	Title of Class of Securities:
This Schedule 13G report relates to the Preferred Stock, par value $0.01 per share (“Preferred Stock”), of FSP 303 East Wacker Drive Corp.
Item 2(e)	CUSIP Number:
None.
Item 3	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:
Not applicable.
Item 4	Ownership:
	(a)	Amount Beneficially Owned:
FSP is the record holder of 965.75 shares of Preferred Stock.
	(b)	Percent of Class:
	FSP	43.7%

Page 3 of 5 pages

The ownership percentage above is based on an aggregate of 2,210 shares of Preferred Stock outstanding, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2008.

(c)	Number of Shares as to which the Person has:

	NUMBER OF SHARES
Reporting Person	(i)	(ii)	(iii)	(iv)
FSP	965.75	0	965.75	0

________________________________________

(i)           Sole power to vote or direct the vote
(ii)           Shared power to vote or to direct the vote
(iii)           Sole power to dispose or to direct the disposition of
(iv)           Shared power to dispose or to direct the disposition of

Item 5	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6	Ownership of More than Five Percent on Behalf of Another Person:
Not applicable.
Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:
Not applicable.
Item 8	Identification and Classification of Members of the Group:
Not applicable.
Item 9	Notice of Dissolution of Group:
Not applicable.
Item 10	Certification:
Not applicable.

Page 4 of 5 pages

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

DATED:  February 17, 2009

FRANKLIN STREET PROPERTIES CORP.

By:           /s/ George J. Carter
Name:      George J. Carter
Title:        President and Chief Executive Officer

Page 5 of 5 pages